Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-257510
July 8, 2021

REALTY INCOME CORPORATION

PRICING TERM SHEET

1.125% Notes due 2027

1.750% Notes due 2033

This free writing prospectus relates only to the securities described below and should be read together with Realty Income Corporation’s preliminary prospectus supplement dated July 8, 2021 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated June 29, 2021 (the “Prospectus”) and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	Realty Income Corporation (the “Company”)

Securities:	1.125% Notes due 2027 (the “2027 notes”)
1.750% Notes due 2033 (the “2033 notes”)

The 2027 notes and the 2033 notes (collectively, the “notes”) will each constitute a separate series of the Company’s debt securities under the indenture governing the notes.

Anticipated Rating:(1)	A3 by Moody’s Investors Service, Inc. (stable outlook)
A- by S&P Global Ratings (stable outlook)

Trade Date:	July 8, 2021

Expected Settlement Date:	July 13, 2021 (T+3)

Delayed Settlement:

The Company expects that the delivery of the notes will be made against payment therefor on or about the settlement date specified above, which will be the third business day following the date of this pricing term sheet. Under rules of the U.S. Securities and Exchange Commission (the “SEC”), trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes before the second business day prior to the settlement date specified above will be required, by virtue of the fact that the normal settlement date for that trade would occur prior to the closing date for the issuance of the notes, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors with respect to these matters.

Offering Format:	SEC registered

Net Proceeds:	Approximately £742.0 million after deducting the underwriting discounts but before deducting estimated expenses payable by the Company

(1)  Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

Principal Amount:	2027 notes: £400,000,000
2033 notes: £350,000,000

Denominations:	2027 notes: £100,000 and integral multiples of £1,000 in excess thereof 2033 notes: £100,000 and integral multiples of £1,000 in excess thereof

Maturity Date:	2027 notes: July 13, 2027
2033 notes: July 13, 2033

Day Count Convention:	2027 notes: ACTUAL/ACTUAL (ICMA)
2033 notes: ACTUAL/ACTUAL (ICMA)

Interest Rate:	2027 notes: 1.125% per annum, accruing from July 13, 2021
2033 notes: 1.750% per annum, accruing from July 13, 2021

Interest Payment Dates:	2027 notes: Annually on July 13, commencing July 13, 2022
2033 notes: Annually on July 13, commencing July 13, 2022

Price to Public:	2027 notes: 99.305%, plus accrued interest, if any
2033 notes: 99.842%, plus accrued interest, if any

Benchmark Security:	2027 notes: UKT 1.25% due July 2027
2033 notes: UKT 4.25% due June 2032

Benchmark Security Price/Yield:	2027 notes: 105.42 / 0.342%
2033 notes: 137.14 / 0.707%

Spread to Benchmark Security:	2027 notes: + 90 basis points
2033 notes: + 105 basis points

Semi-Annual Yield:	2027 notes: 1.242%
2033 notes: 1.757%

Annual Yield:	2027 notes: 1.246%
2033 notes: 1.765%

Optional Redemption:

Prior to May 13, 2027 (the “2027 Notes Par Call Date”), the 2027 notes will be redeemable and, prior to April 13, 2033 (the “2033 Notes Par Call Date”), the 2033 notes will be redeemable, in each case at any time in whole or from time to time in part at the option of the Company at a redemption price equal to the greater of: (a) 100% of the principal amount of the notes of the applicable series to be redeemed, and (b) the sum of the present values of the remaining scheduled payments of principal of and interest on the notes of such series to be redeemed (exclusive of interest accrued to the applicable redemption date), assuming that the notes of such series matured and that accrued and unpaid interest on the notes of such series was payable on the 2027 Notes Par Call Date, in the case of the 2027 notes, or the 2033 Notes Par Call Date, in the case of the 2033 notes, discounted to such redemption date on an annual basis (ACTUAL/ACTUAL (ICMA)) at the Comparable Government Bond Rate (as such term is defined under the caption “Description of Notes—Optional Redemption” in the Preliminary Prospectus Supplement) plus 15 basis points, in the case of the 2027 notes, or 20 basis points, in the case of the 2033 notes, plus, in the case of both clauses (a) and (b) above, accrued and unpaid interest on the principal amount of the notes of the applicable series being redeemed to such redemption date.

On and after the 2027 Notes Par Call Date, the 2027 notes will be redeemable and, on and after the 2033 Notes Par Call Date, the 2033 notes will be redeemable, in each case at any time in whole or from time to time in part at the option of the Company at a redemption price equal to 100% of the principal amount of the notes of the applicable series to be redeemed, plus accrued and unpaid interest on the principal amount of the notes of such series being redeemed to the applicable redemption date.

See the information under the caption “Description of Notes—Optional Redemption” in the Preliminary Prospectus Supplement for further terms and provisions applicable to optional redemption of the notes.

Tax Redemption:

The notes of each series will be redeemable, in whole but not in part, at the option of the Company in the event of certain changes in United States taxation at a redemption price equal to 100% of the principal amount of the notes of such series, plus accrued and unpaid interest on the notes of such series to the applicable redemption date. See “Description of Notes—Redemption for Changes in Taxes” in the Preliminary Prospectus Supplement for further terms and provisions applicable to redemption of the notes under these circumstances.

CUSIP:	2027 notes: 756109 BB9
2033 notes: 756109 BC7

ISIN:	2027 notes: XS2364124409
2033 notes: XS2364124664

Common Code:	2027 notes: 236412440
2033 notes: 236412466

Listing:	The Company intends to apply to list the notes on the New York Stock Exchange.

Underwriters

Joint Book-Running Managers:	Goldman Sachs & Co. LLC
Barclays Bank PLC
Citigroup Global Markets Limited
Credit Suisse International
Merrill Lynch International
Wells Fargo Securities International Limited
The Toronto-Dominion Bank
J.P. Morgan Securities plc
Mizuho International plc
RBC Europe Limited

Co-Lead Managers:	BNY Mellon Capital Markets, LLC
PNC Capital Markets LLC
Regions Securities LLC
U.S. Bancorp Investments, Inc.

Senior Co-Managers:	Bank of Montreal, London Branch
Morgan Stanley & Co. International plc
Scotiabank Europe plc
Truist Securities, Inc.

Co-Managers:	BNP Paribas
Stifel Nicolaus Europe Limited
UBS AG London Branch
Academy Securities, Inc.
Berenberg Capital Markets LLC
Comerica Securities, Inc.
MUFG Securities EMEA plc
Samuel A. Ramirez & Company, Inc.

An affiliate of BNY Mellon Capital Markets, LLC, one of the underwriters, is the trustee under the indenture governing the notes and a separate affiliate of BNY Mellon Capital Markets, LLC is the paying agent for the notes.

Stifel Nicolaus Europe Limited may pay an unaffiliated entity, which is also a lender under the Company’s $3.0 billion revolving credit facility, or its affiliate a fee in connection with this offering.

Comerica Securities, Inc., a Financial Industry Regulatory Authority, Inc. member, is paying a referral fee to an affiliated entity, Comerica Bank, which is a lender under the Company’s $3.0 billion revolving credit facility.

Associated Investment Services, Inc. (AIS), a Financial Industry Regulatory Authority, Inc. member and a subsidiary of Associated Banc-Corp, is being paid a referral fee by Samuel A. Ramirez & Company, Inc. A subsidiary of Associated Banc-Corp is a lender under the Company’s $3.0 billion revolving credit facility.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the related prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related prospectus supplement if you request it by contacting Goldman Sachs & Co. LLC by telephone (toll free) at 1-866-471-2526, Barclays Bank PLC by telephone (toll free) at 1-888-603-5847, Citigroup Global Markets Limited by telephone (toll free) at 1-800-831-9146, Credit Suisse International by telephone at +44 (0) 20 7888 4021, Merrill Lynch International by telephone (toll free) at 1-800-294-1322 or Wells Fargo Securities International Limited by telephone at +44 20 3942 8537.

MiFID II and UK MiFIR — professionals/ECPs-only / No PRIIPs or UK PRIIPs KID — Manufacturer target market (MiFID II and UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs or UK PRIIPs key information document (KID) has been prepared as not available to retail in EEA or UK.